

August 11, 2021

Keith Jaffee
Chief Executive Officer
Banyan Acquisition Corp
400 Skokie Blvd
Suite 820
Northbrook, Illinois 60062

Re: Banyan Acquisition Corp
Registration Statement on Form S-1
Filed August 6, 2021
File No. 333-258599

Dear Mr. Jaffee:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed August 6, 2021

Statements of Cash Flows, page F-6

1. Please revise your presentation to also include a column of information for the audited period from March 10, 2021 (Inception) through March 16, 2021.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Hecht